FPB BANCORP, INC.

June 28, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FPB Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Filed May 14, 2010

File No. 000-33351

Ladies and Gentlemen:

Please consider this letter to be supplement to FPB Bancorp, Inc.’s (“FPB”) letter dated June 18, 2010, with the following additional, qualifying information concerning its appraisal policies:

FPB obtains updated appraisals at least annually for non-accrual loans and OREO properties. FPB operates as a community bank; as such all of its loans are located in the South Florida markets, with one out-of-area loan participation exception. FPB regularly monitors a variety of local and national economic data such as unemployment, foreclosures and current sales prices on various types of properties. FPB also closely watches likely future interest rate scenarios and other macro economic and environmental conditions. When FPB observes continued deterioration or other issues on any of those factors it may choose to obtain an earlier valuation, such as a comparable market analysis or updated appraisal. FPB also closely monitors comparable sales on properties similar to its collateral on non-accrual loans and its OREO properties. FPB has in the past made downward adjustments based on such data. All appraisals are reviewed for accuracy by FPB’s credit department and the responsible loan officer. FPB does not make adjustments to appraised values. If FPB perceives discrepancy with an appraisal, FPB discusses it with the appraiser and allows the appraiser to adjust the value if he or she agrees with FPB’s comments. FPB’s credit department is independent from the lending staff and provides an additional level of control to the process.

The out-of-area participation loan mentioned above is currently controlled by the FDIC. FPB has a 1.77% participation ownership in that relationship for a total of just under $1MM. FPB received an updated appraisal on this property within the last quarter and FPB obtains monthly progress reports on its resolution. The property is located in North Florida and an onsite inspection has been conducted by an FPB officer.

We thank you for your consideration of the foregoing. Please let me know if you have any additional questions or require any additional information.

Sincerely,
FPB BANCORP, INC.

/s/ David W. Skiles

David W. Skiles
Chief Executive Officer

cc:	A. George Igler, Esq., Igler & Dougherty, P.A.